SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 29 March, 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Monday 29th March 2004
Embargo until 11am

                              ICS Building Society
           Summary Results For the Year Ended 31st December 2003

           ICS Building Society Outperforms Mortgage Market and

               Reports an After-Tax Profit increase of 21.5%


Financial Highlights 2003
                             2003                       2002          % change
                             EURm           EURm (restated*)

Surplus Before Tax           79.9                       68.3             +17.0
Surplus After Tax            70.2                       57.8             +21.5
New Advances                1,169                        931             +25.6
Mortgage Balances           3,429                      2,702             +26.9
Deposits                    2,581                      2,484              +3.9
Cost to Income Ratio         25.1%                      27.2%             -2.1
Total Assets                4,656                      3,599             +29.4

ICS Building Society (part of the Bank of Ireland Group) today (Monday, 29th March) announced a total of EUR4 billion in new mortgage advances processed (for ICS and Bank of Ireland) during 2003, resulting in an increase in pre-tax profits of 17% to nearly EUR80m for the year ended 31st December 2003.

The figures reveal that the Society out-performed the Irish mortgage market in what was a record year for Irish mortgage lending. During 2003, the Irish mortgage market grew by 25.5%** whilst the ICS mortgage book grew by 26.9%. When aggregated with the growth in the mortgage book of ICS's parent, Bank of Ireland (year-on-year growth of 27.1% in 2003), which is administered by ICS, the combined growth is 27%.

Commenting on the results, Mr. Joe Larkin, ICS Managing Director, said, "Our relentless focus on quality service and excellent product offering, continue to make ICS the preferred lender for more and more borrowers. I am pleased that the growth experienced by ICS throughout the last year has been achieved in the context of continued prudent lending and has in no way impacted on the quality of our loan book."

                                      more

The principal features of the 2003 results (2002 restated*) for ICS are:

   - New mortgage advances up 25.6% to EUR1,169
   - Mortgage Book up 26.9% to EUR3,429m
   - Net mortgage lending up 17.4% to EUR727m
   - Deposit book up 3.9% to EUR2,581m
   - Fees and commission receivable up 26.2% to EUR40.0m
     (This represents the growth in fee income from processing and servicing record volumes of mortgages on behalf of Bank of Ireland Group.)
   - Liquidity ratio 27.2%.
   - Cost/income ratio down 2.1% to 25.1%
   - Arrears as a percentage of the mortgage book down 2 basis points to
     0.14%

ICS Building Society's retail chain, The Mortgage Store, also recorded a strong year during 2003. In June, ICS opened its 10th Mortgage Store in the IFSC. Early indications are that demand in the area is very high and the IFSC Mortgage Store is performing ahead of expectations.

Referring to the housing market in 2004, Mr Larkin said: "The anticipated level of house building predicted for 2004 should result in the stabilisation of the price of new houses, which is to be welcomed. In addition to this, the increased momentum of economic growth coupled with high employment will continue to make mortgages affordable to an increasing number of people. As a result, during 2004, we hope to assist more and more people to own their own home."

* The Society has implemented a revised accounting treatment for procurement fees and has amortised these fees in line with the actual product experience which is in keeping with the industry practice. The subsequent increase in this year's surplus of income over expenditure is EUR4.2m (2002 EUR3.2m).
** Source: Irish Financial Services Regulatory Authority

                                   ENDS

FOR FURTHER INFORMATION:

- Joe Larkin, Managing Director, ICS Building Society
  (Available 2.30 p.m. - 5.30 p.m. today, 29th March 2004.) Tel:(01) 6113502
- Anne Mathews, Group Corporate Communications, Bank of Ireland. Tel:(01)
  6043836
  Or Fiona Ross, Head of Group Investor Relations, Bank of Ireland Tel:(01) 6043501


                              ICS Building Society

                             Summary of Results 2003

                              Financial Highlights


                                   2003               2002                    %
                                   EURm        (Restated*)         Increase (+)
                                                      EURm         Decrease (-)

Surplus Before Tax                 79.9               68.3               +17.0%
Surplus After Tax                  70.2               57.8               +21.5%
New Advances                      1,169                931               +25.6%
Mortgage Balances                 3,429              2,702               +26.9%
Net Mortgage Lending                727                619               +17.4%
Total Assets                      4,656              3,599               +29.4%
Deposit Balances                  2,581              2,484                +3.9%
Net Interest Income                72.8               66.4                +9.6%
Fees and Commissions Receivable    40.0               31.7               +26.2%
Fees and Commissions Payable        5.2                3.6               +44.4%
Operating Expenses                 22.5               21.9                +2.7%
Cost Income Ratio                  25.1%              27.2%              -2.1%

* The Society has implemented a revised accounting treatment for procurement fees and has amortised these fees in line with the actual product experience which is in keeping with the industry practice. The subsequent increase in this year's surplus of income over expenditure is EUR4.2m (2002 EUR3.2m).





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 29 March, 2004